# Amendment to Form SBSE-A

SBSE-A/A: Amendment to an application for registration of Security-based Swap Dealers and Major Security-based Swap Participants that are registered or registering with the Commodity Futures Trading Commission as a Swap Dealer or Major Swap Participant

The applicant has made the following amendments to Form SBSE-A.

- Amendment to item I. under Applicant Data — Page 1 to reflect that a new Chief Compliance Officer, Cecilia Wolrath Ekenbäck, has been appointed.

- Individual Principal has been added in Schedule A: Cecilia Wolrath Ekenbäck

- Individual Principal has been removed in Schedule A: Gent Jansson

- Individual Principal has been removed in Schedule A: Joachim Alpen

- Individual Principal acquired a new title/status and a new date for when the title/status was acquired in Schedule A: Jonas Arthur Ahlström

- Individual Principal acquired a new title in Schedule A: Hanna Dalhagen

- Amendment to item 18 under Applicant Data — Page 3 to reflect that the applicant has 20 Principals who are individuals

- Form 7-R has been amended to reflect new:
  - Business Information
  - Registration Contact Information
  - Enforcement/Compliance Communication Contact Information
  - Membership Contact Information